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April 21, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Attn:     Mr. Pradip Bhaumik

Re:     Request Withdrawal
     INAMCO INTERNATIONAL CORP.
     Form 10 (initially filed 5/22/00)
     File No: I-15901

Dear Mr. Bhaumik,

     This letter is being written in order to request a withdrawal of Inamco International Corp.'s Form 10 that was filed on May 22, 2000. The reason for this request revolves around the fact that Inamco subsequently filed a new Form 10 (File Number 0-49824) on May 22, 2002, pursuant to Section 12(g) of the Exchange Act of 1934.

If anyone should have any further questions as to this matter, please contact myself, Mr. Varges George at the Company.


Sincerely,

Inamco International Corp.
A Delaware Corporation

/s/  VARGES GEORGE
--------------------------
Varges George
President

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